UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2007

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-          .

This Form 6-K consists of the following:

1.               Agenda and Resolutions from the ABB Ltd Annual General Meeting of Shareholders held on May 3, 2007; and

2.               Press release issued by ABB Ltd dated May 3, 2007.

ABB Ltd

AGENDA AND RESOLUTIONS

from the Annual General Meeting of Shareholders

held on May 3, 2007, 10.00

in the “Messe Zürich”, Zürich-Oerlikon / CH

AGENDA AND RESOLUTIONS

1.     Reporting for Fiscal Year 2006

(Reporting only).

2.     Approval of the Annual Report, the Consolidated Financial Statements, and the Annual Financial Statements for 2006

The shareholders approve the Annual Report, the Consolidated Financial Statements, and the Annual Financial Statements for 2006.

3.     Discharge of the Board of Directors and the Persons entrusted with Management

The shareholders discharge the members of the Board and the persons entrusted with Management for the fiscal year 2006.

4.     Appropriation of available earnings

The shareholders approve the proposal of the Board of Directors,

•      to release CHF 300,000,000 of the other reserves, to retained earnings,

•      to distribute a dividend of CHF 0.24 gross per registered share, whereas all treasury shares held by ABB at the record date shall not be entitled to receive a dividend,

•      to carry forward the remaining profit available to the General Meeting.

5.     Amendment to the Articles of Incorporation: Creation of authorized share capital

The shareholders approve with the required majority of two thirds of the votes represented, and thereby also with the absolute majority of the par value of shares represented, the creation of authorized share capital and the amendment of the Articles of Incorporation with the following new Article 4ter:

Article 4ter
Authorized Share Capital	1

The Board of Directors shall be authorized to increase the share capital in an amount not to exceed CHF 500,000,000 through the issuance of up to 200,000,000 fully paid registered shares with a par value of CHF 2.50 per share by not later than May 3, 2009. Increases in partial amounts shall be permitted.

	2	The subscription and acquisition of the new shares, as well as each subsequent transfer of the shares, shall be subject to the restrictions of art. 5 of these Articles of Incorporation.
3

The Board of Directors shall determine the date of issue of new shares, the issue price, the type of payment, the conditions for the exercise of pre-emptive rights, and the beginning date for dividend entitlement. In this regard, the Board of Directors may issue new shares by means of a firm underwriting through a banking institution, a syndicate or another third party with a subsequent offer of these shares to the shareholders. The Board of Directors may permit pre-emptive rights that have not been exercised to expire or it may place these rights and/or shares as to which pre-emptive rights have been granted but not exercised, at market conditions or use them for other purposes in the interest of the Company.

	4	The Board of Directors is further authorized to restrict or deny the pre-emptive rights of shareholders and allocate such rights to third parties if the shares are to be used:
		a)	for the acquisition of an enterprise, parts of an enterprise, or participations, or for new investments, or, in case of a share placement, for the financing or refinancing of such transactions; or
		b)	for the purpose of broadening the shareholder constituency in connection with a listing of shares on domestic or foreign stock exchanges

6.     Elections to the Board of Directors

The shareholders re-elect the following persons — with the exception of Jürgen Dormann who didn’t stand for re-election — as members of the Board of Directors for a further period of one year, i.e. until the General Meeting 2008:

•       Roger Agnelli

•       Louis R. Hughes

•       Hans Ulrich Märki

•       Michel de Rosen

•       Michael Treschow

•       Bernd W. Voss

•       Jacob Wallenberg

The shareholders elect as new member of the Board of Directors for a period of one year, i.e. until the General Meeting 2008:

•       Hubertus von Grünberg

7.     Election of the Auditors, Group Auditors and Special Auditors

The shareholders elect Ernst & Young AG as auditors and Group auditors and OBT AG as special auditors for the fiscal year 2007.

This is a translation of the original German version. In case of any discrepancy, the German version shall prevail.

For the minutes:

/s/ GEORG MATIASKA

Zurich, May 3, 2007	Georg Matiaska
Chief Compliance Officer

For your business and technology editors

ABB shareholders elect Hubertus von Grünberg to Board of Directors

Annual meeting also approves doubling dividend, creating authorized capital

Zurich, Switzerland, May 3, 2007 — Shareholders of ABB, the leading power and automation technology group, elected Hubertus von Grünberg to the Board of Directors at the group’s annual general meeting in Zurich today.

Von Grünberg will take over as Chairman from Jürgen Dormann, who retired from the Board after completing his latest term. The seven remaining members of the Board who stood for another term were all re-elected.

“ABB has a reputation for innovation and profitable growth,” said Von Grünberg. “I look forward to the challenge of this position and thank the shareholders for their trust.”

“ABB is in a very strong position,” Dormann said in his last address to shareholders. “The ABB team has achieved a great deal since I became Chairman in 2001. Back then, the operating margin was a mere 1.8 percent whereas it reached 13.2 percent in the first quarter of this year.”

Shareholders also approved the payment of a dividend of CHF 0.24 per share for 2006, twice the payment made for 2005. The shares will trade without the right to the 2006 dividend from May 8, 2007.

An overwhelming majority of the shareholders voted in favor of other items on the agenda, including the consolidated financial statements, the annual financial statements for 2006, and the creation of authorized capital, which increases ABB’s financial flexibility by allowing the company to issue as many as 200 million shares during the next two years.

President and Chief Executive Officer Fred Kindle said ABB’s leading position in power and automation technologies and operational improvements had contributed to the increase in profit in 2006 and the first quarter of 2007. He added that he is confident about the future.

“ABB’s prospects are supported by ongoing internal improvements and a number of long-term trends,” he said in his speech to the general meeting. “Rapidly growing energy requirements and concern about climate change have made ours a very promising industry.”

A total of 1,403 shareholders attended the annual general meeting, representing 46.4 percent of the total share capital entitled to vote.

ABB also announced that it will create a foundation with total funding of 20 million Swiss francs ($16.6 million) to sponsor talented and needy students in engineering and natural sciences. The ABB Jürgen Dormann Foundation for Engineering Education will support graduate students in engineering and natural science with scholarships for a maximum of five years each.

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 109,000 people.

For more information please contact:

Media Relations:	Investor Relations:
ABB Corporate Communications, Zurich
Thomas Schmidt, Wolfram Eberhardt	Switzerland:	Tel. +41 43 317 7111
Tel: +41 43 317 6568	Sweden:	Tel. +46 21 325 719
Fax: +41 43 317 7958	USA:	Tel. + 1 203 750 7743
media.relations@ch.abb.com	investor.relations@ch.abb.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: May 7, 2007	By:	/s/ Hans Enhoerning
	Name:	Hans Enhoerning
	Title:	Group Vice President and
Assistant General Counsel

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Vice President and
Assistant General Counsel